Exhibit 99.1

Notice of Annual Meeting of Shareholders of Petro-Canada

    The Board of Directors of Petro-Canada (the Company) advises our shareholders of the upcoming Annual Meeting:

 Tuesday, April 24, 2007, 11:00 a.m. (MDT)
                   Macleod D, Telus Convention Centre
                   120 - 9 Avenue S.E., Calgary, Alberta

    At the Annual Meeting shareholders will:

▪	receive the Consolidated Financial Statements of the Company for the year ended December 31, 2006, and the auditors' report on those statements
▪	elect the Board of Directors of the Company for a term ending at the close of the next Annual Meeting
▪	appoint auditors of the Company until the close of the next Annual Meeting
▪	transact other business properly brought before the meeting

    The Management Proxy Circular provides detailed information on the business of the Annual Meeting and forms part of this Notice.

    If you are registered as a shareholder at the close of business on February 27, 2007, you are entitled to vote at the Annual Meeting.

    Shareholders who cannot attend the Annual Meeting in person, or are attending but prefer the convenience of voting in advance, you may vote by Proxy. Your deadline for getting the completed Proxy Form to our transfer agent and registrar, CIBC Mellon Trust Company (CIBC Mellon), is 11:00 a.m. (MDT) on Friday, April 20, 2007. If the Annual Meeting is adjourned, the deadline is at least 48 hours (excluding Saturdays, Sundays and holidays) before the adjourned meeting.

Send your completed Proxy Form to:

CIBC Mellon
600 The Dome Tower,
333 - 7 Avenue S.W.,
Calgary, Alberta T2P 2Z1

/s/ Hugh L. Hooker
Hugh L. Hooker
Corporate Secretary

Calgary, Alberta
March 1, 2007